Aurizon Mines Ltd.
Financial Statements

For the year ended December 31, 2011

Independent Auditor’s Report

To the Shareholders of Aurizon Mines Ltd.

We have completed an integrated audit of Aurizon Mines Ltd.’s December 31, 2011 financial statements and its internal control over financial reporting as at December 31, 2011 and an audit of its December 31, 2010 financial statements. Our opinions, based on our audits, are presented below.

Report on the financial statements

We have audited the accompanying financial statements of Aurizon Mines Ltd., which comprise the balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and the statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada  V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

Aurizon Mines Ltd.	Page 2	2011 Annual Financial Statements

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Aurizon Mines Ltd. as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Aurizon Mines Ltd.’s internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s
Report on Internal Control over Financial Reporting included in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Aurizon Mines Ltd.	Page 3	2011 Annual Financial Statements

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Aurizon Mines Ltd. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 16, 2012

Aurizon Mines Ltd.	Page 4	2011 Annual Financial Statements

Aurizon Mines Ltd.
Balance Sheets
(Expressed in thousands of Canadian dollars, unless otherwise stated)

As at,	Notes	December 31, 2011	December 31, 2010 (Note 26)	January 1, 2010 (Note 26)
ASSETS
Current assets
Cash and cash equivalents	5	$ 213,486	$ 139,341	$ 113,098
Marketable securities	6	864	1,129	-
Inventories	7	12,545	12,085	11,897
Accounts receivable and other	8	9,474	7,258	4,825
Derivative instrument assets	14b	357	-	5,274
Tax credits receivable	9	5,210	12,398	2,587
Total current assets		241,936	172,211	137,681
Non-current assets
Property, plant and equipment	10	164,783	152,012	163,976
Mineral properties	11	4,995	4,220	2,362
Deferred finance costs	12	343	-	-
Other assets	13	6,324	8,100	14,551
Total non-current assets		176,445	164,332	180,889
TOTAL ASSETS		$ 418,381	$ 336,543	$ 318,570

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	15	$ 25,788	$ 18,905	$ 16,451
Derivative instrument liabilities	14b	-	-	13,885
Current income and resource tax liabilities	17b	18,338	-	3,752
Current portion of long-term obligations		-	756	652
Total current liabilities		44,126	19,661	34,740
Non-current liabilities
Long-term obligations		-	-	705
Provisions	16	16,153	13,114	23,255
Deferred tax liabilities	17c	36,918	35,378	28,150
Total non-current liabilities		53,071	48,492	52,110
Total liabilities		97,197	68,153	86,850

EQUITY
Shareholders’ equity
Issued capital	18	274,165	269,677	253,874
Contributed surplus		1,170	1,022	979
Stock based compensation	18	18,711	13,719	10,514
Accumulated other comprehensive gains (losses)		(386)	379	-
Retained earnings (Deficit)		27,524	(16,407)	(33,647)
Total shareholders’ equity		321,184	268,390	231,720
TOTAL LIABILITIES AND EQUITY		$ 418,381	$ 336,543	$ 318,570

The attached notes form an integral part of these financial statements.

These financial statements were approved for issue by the Board of Directors on March 14, 2012. They are signed on the Company’s behalf by:

(signed) Andre Falzon                                                                         (signed) George Paspalas

Andre Falzon, Chairman of the Audit Committee                             George Paspalas, President and Chief Executive Officer

Aurizon Mines Ltd.	Page 5	2011 Annual Financial Statements

 Aurizon Mines Ltd.
Statements of Comprehensive Income
(Expressed in thousands of Canadian dollars, unless otherwise stated)

For the years ended	Notes	December 31, 2011	December 31, 2010 (Note 26)

Revenue		$ 259,999	$ 178,743
Less cost of sales	19	(127,725)	(112,723)
Gross profit		132,274	66,020

Other operating expenses
Exploration costs	19	(26,468)	(15,643)
General and administration costs	19	(19,547)	(16,950)
Other net gains (losses)		(457)	2,157
Operating profit		85,802	35,584

Finance income	20	1,538	719
Finance costs	20	(921)	(750)
Other derivative gains (losses)	20	165	(4,402)
Profit before income tax		86,584	31,151

Income tax expense	17a	(42,653)	(13,911)
NET PROFIT FOR THE YEAR		43,931	17,240

Other comprehensive income (loss)
Non-cash gain (loss) on marketable securities		(765)	379
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		$ 43,166	$ 17,619

Weighted average number of common shares outstanding – Basic		162,623	160,250
Earnings per share (excluding OCI) – Basic – expressed in cents per share		$ 0.27	$ 0.10
Weighted average number of common shares outstanding – Diluted		164,374	162,149
Earnings per share (excluding OCI) – Diluted– expressed in cents per share		$ 0.27	$ 0.10
The attached notes form an integral part of these financial statements.

Aurizon Mines Ltd.	Page 6	2011 Annual Financial Statements

Aurizon Mines Ltd.
Statements of Changes in Equity
(Expressed in thousands of Canadian dollars, unless otherwise stated)

For the years ended	December 31, 2011	December 31, 2010 (Note 26)
Share capital
Balance at beginning of year	$ 269,677	$ 253,874
Share issuances for cash	3,102	9,887
Fair value of share options exercised	1,386	4,316
Mineral properties payments	-	1,600
Balance at end of year	274,165	269,677
Contributed surplus
Balance at beginning of year	1,022	979
Forfeitures of vested share options	148	43
Balance at end of year	1,170	1,022
Stock based compensation
Balance at beginning of year	13,719	10,514
Stock based compensation	6,526	7,564
Forfeitures of share options Value of vested options transferred to contributed surplus	(148)	(43)
Share options exercised, transferred to share capital	(1,386)	(4,316)
Balance at end of year	18,711	13,719
Accumulated other comprehensive income
Balance at beginning of year	379	-
Non-cash gains (losses) on marketable securities	(765)	379
Balance at end of year	(386)	379
Retained earnings (Deficit)
Balance at beginning of year	(16,407)	(33,647)
Net profit for the year	43,931	17,240
Balance at end of year	27,524	(16,407)
TOTAL SHAREHOLDERS’ EQUITY	$ 321,184	$ 268,390
The attached notes form an integral part of these financial statements.

Aurizon Mines Ltd.	Page 7	2011 Annual Financial Statements

Aurizon Mines Ltd.
 Statements of Cash Flows
(Expressed in thousands of Canadian dollars, unless otherwise stated)

For the years ended	Notes	December 31, 2011	December 31, 2010 (Note 26)

Operating activities
Net profit for the year		$ 43,931	$ 17,240
Adjustment for non-cash items:
Depreciation and amortization		39,131	34,249
Share-based compensation		6,526	7,564
Deferred income taxes		1,540	7,227
Refundable and non-refundable taxes		2,077	6,904
Derivative losses gains		(357)	(8,611)
Other	23a	1,077	907
		93,925	65,480
Decrease (increase) in non-cash working capital items	23b	27,372	(14,460)
Net cash provided by operating activities		121,297	51,020

Investing activities
Property, plant and equipment		(47,270)	(32,376)
Mineral properties		(800)	(258)
Other investing activities	23c	(918)	(1,364)
Net cash used in investing activities		(48,988)	(33,998)

Financing activities
Issuance of shares		3,102	9,887
Deferred finance costs		(493)	-
Long-term obligations		(773)	(666)
Net cash provided by financing activities		1,836	9,221

NET INCREASE IN CASH AND CASH EQUIVALENTS		74,145	26,243
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		139,341	113,098
CASH AND CASH EQUIVALENTS – END OF YEAR		$ 213,486	$ 139,341
The attached notes form an integral part of these financial statements.
Supplemental cash flow information is disclosed in Note 23.

Aurizon Mines Ltd.	Page 8	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

1.     GENERAL INFORMATION

Aurizon Mines Ltd (“Aurizon” or “the Company”) is a Canadian based gold producer with operations, development and exploration activities in Quebec, Canada.  Aurizon is incorporated and domiciled in Canada, and has no subsidiaries. The address of the Company’s registered office is Suite 1120 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada.

2.	BASIS OF PREPARATION AND ADOPTION OF IFRS

Basis of presentation

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and require publicly accountable enterprises to apply such standards effective for periods beginning on or after January 1, 2011. Accordingly, these are the Company’s first annual financial statements prepared in accordance with IFRS as issued by the IASB. In these financial statements, the term “Canadian GAAP” (“CGAAP”) refers to Canadian GAAP before the adoption of IFRS.

Statement of compliance

These financial statements have been prepared in compliance with IFRS. Subject to certain transition elections and exceptions disclosed in note 26, the Company has consistently applied the accounting policies used in the preparation of its opening IFRS balance sheet as at January 1, 2010 throughout all periods presented, as if these policies had always been in effect. Note 26 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s financial statements for the year ended December 31, 2010 prepared under Canadian GAAP.

3.     SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these financial statements are described below:

Principles of consolidation

The Company had no subsidiaries for the periods presented.

Functional currency and foreign currency translation

(i) Functional and presentation currency

Items included in these financial statements are measured using the currency of the primary economic environment in which the Company operates (the “functional currency”). These financial statements are presented in Canadian dollars (Cad$), which is the Company’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions. Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average exchange rates prevailing during the year, except for depreciation and amortization which are translated at historical rates. The resulting gains and losses are included in the determination of earnings.

Aurizon Mines Ltd.	Page 9	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Mining properties

Producing mining properties are carried at cost, less accumulated depreciation, amortization, and write-downs. Amortization is provided over the estimated life of the asset using proven and probable mineral reserves net of estimated mill recovery rates.

Carrying values of producing and non-producing mining properties and the property, plant and equipment associated with those mining properties are reviewed for impairment when events or changes in circumstances suggest that the carrying amount exceeds the recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses (other than goodwill impairment), for potential reversals when events or circumstances warrant such consideration.

Acquisition and development costs associated with a non-producing mining property where proven and probable reserves exist are capitalized until the property is producing, abandoned, impaired in value or placed for sale, provided the conditions set out below in ‘development costs relating to mineral properties’ are met.  The costs are transferred to producing mining properties in the case of a property placed into production.

The recoverability of the amounts capitalized in respect of non-producing mining properties is dependent upon the existence of economically recoverable reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

Development costs relating to mineral properties

Drilling and related development costs incurred to define the shape of proven and probable reserves for production planning are included in operations if they are expected to be mined within the same period. Drilling and related development costs incurred to prepare areas that will be mined in future years are capitalized and amortized over the life of the ore body.  Drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at production stage properties and development stage properties that have proven and probable reserves are capitalized provided that the following conditions have been met:

•	There is a probable future benefit arising from these costs that will contribute to future net cash inflows;
•	The Company can obtain the benefit and control access to it; and
•	The transaction or event giving rise to the benefit has already occurred.

The following criteria are used by management in its assessment of determining whether there is sufficient evidence that the expenditure will result in a future economic benefit to the Company:

Geology:
There is sufficient certainty that the geologic data together with other factors, such as a history of converting resources to reserves will support the likelihood of conversion of mineral resources to proven and probable reserves.

Infrastructure:	The mineral deposit can be extracted and processed utilizing existing or planned infrastructure that is within proximate access to the deposit.
Life of mine plans:
A life of mine plan, supporting geologic models, and historical costs provide inputs in the determination of additional drilling and development work required to expand or further define the mineral deposit.

Authorizations:	Operating and environmental permits exist or there is reasonable assurance that they are obtainable.
Stage of mine development:	A production stage property provides greater certainty that a future economic benefit is probable than a development stage property.

Aurizon Mines Ltd.	Page 10	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

Exploration properties, exploration and evaluation expenditure

Acquisition costs of exploration properties are capitalized.  Exploration expenditures on exploration properties are charged to the statement of comprehensive income in the period in which they are incurred.  If studies performed on an exploration property demonstrate future economic benefits and the Company has secured the exploration rights to the property, the subsequent costs relating to further exploring or developing the property for eventual production are capitalized, provided the conditions discussed above are met.  Acquisition costs of abandoned properties are charged to the statement of comprehensive income in the period in which the project is abandoned.

Land, buildings, plant and equipment

General land, buildings, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of comprehensive income during the period in which they are incurred.

The Company allocates the amount initially recognized in respect of an item of land and buildings, plant and equipment to its significant parts and depreciates separately each such part. Residual values, methods of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Depreciation rates

Depreciation of property, plant and equipment begins when assets are available for use and is calculated as follows:

Asset category	Depreciation method	Useful Life Estimates
Mine site infrastructure and tailings	Unit of production	Life of mine
Machinery, equipment and furniture	20% declining balance	5-10 years
Computers and software	50% declining balance	2-4 years
Office buildings and warehouse	10% declining balance	10+ years

Impairment of long lived assets
Carrying values of capitalized exploration properties are reviewed for impairment whenever events or changes in circumstances suggest that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses (other than goodwill impairment), for potential reversals when events or circumstances warrant such consideration. Any reversal is limited to the amount originally recognized.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less.

Aurizon Mines Ltd.	Page 11	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

At initial recognition, the Company classifies its financial instruments in the following categories depending on their nature and the purpose for which the instruments were acquired:

(i)
Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Derivatives are also included in this category unless they are designated as hedges.

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of comprehensive income. Gains and losses arising from changes in fair value are presented in the statement of comprehensive income within other gains and losses in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current except for any position expected to be realized or paid beyond twelve months of the balance sheet date, which is then classified as non-current.

(ii)
Available-for-sale investments: Available-for-sale investments are non-derivatives that are either designated in this category, or not classified in any of the other financial instrument categories. The Company’s available-for-sale assets comprise marketable securities.

Available-for-sale investments are recognized initially at fair value plus transaction costs, and are subsequently carried at fair value, with gains or losses arising from changes in fair value recognized in other comprehensive income. Available-for-sale investments are classified as non-current, unless the investment matures within twelve months, or management expects to dispose of them within twelve months.

Interest on available-for-sale investments, calculated using the effective interest method, is recognized in the statement of comprehensive income as part of finance income. Dividends on available-for-sale equity instruments are recognized in the statement of comprehensive income as part of other gains and losses when the Company’s right to receive payment is established.  When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from other comprehensive income to other gains and losses.

(iii)
Loans and receivables: Loans and receivables are non-derivative financial assets, with fixed or determinable payments, that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at an amortized cost using the effective interest method less a provision for impairment.

(iv)
Financial liabilities are initially recorded at fair value and subsequently measured at amortized cost and include trade payables, accrued liabilities, bank debt and long-term obligations. Trade payables and accrued liabilities are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Subsequently, trade payables are measured at amortized cost using the effective interest method. Bank debt and long-term debt are recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method.

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

(v)
Derivative financial instruments: The Company has used gold and currency derivative instruments to manage its exposure to the fluctuating price of gold and foreign exchange movements. Such derivatives are revalued at each reporting period and any gains or losses arising from the use of derivative instruments, both realized and unrealized, are charged to the statement of comprehensive income.

Aurizon Mines Ltd.	Page 12	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

All derivatives recorded on the balance sheet are reflected at fair value. Revaluation adjustments on these instruments are reflected in the statement of comprehensive income, because the Company does not follow hedge accounting.

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. An evaluation is made as to whether a decline in fair value is based on indicators such as adverse changes in the market, economic or legal environments. If such evidence exists, the Company recognizes an impairment loss as follows:

(i)
Financial assets carried at amortized cost: the loss is the difference between the amortized cost of the loan or receivable, and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount through the use of an allowance account.

(ii)
Available-for-sale financial assets: the impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in other comprehensive income that is reclassified to net income.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Inventories

Inventory is comprised of gold bullion, in-process inventory and mine supplies.

In-process inventory and gold bullion is valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs of selling final product.

Costs consist of direct costs related to production such as mining, milling, and refining costs, as well as a portion of indirect costs, which include depreciation of capital assets and amortization of mining assets.  Inventory unit costs are calculated based on ounces of gold produced, resulting in an imputed cost per unit produced which is subsequently attributed to the cost of the ounces of gold sold.

Mine supplies are valued at the lower of cost and net realizable value. Any provision for obsolescence is determined by reference to specific items.

Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as finance costs in the statement of comprehensive income in the period in which they are incurred.

Share-based compensation

The Company grants stock options to key employees, directors, and officers. Each tranche is treated as a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest, by increasing the stock based compensation equity account. The number of awards expected to vest is periodically reviewed, and the estimated option forfeiture rate is adjusted as required throughout the life of the option, with the final adjustment to expense occurring when the vesting period of each tranche expires.

Aurizon Mines Ltd.	Page 13	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions

General

Provisions are recognized when (i) the Company has a present obligation (legal or constructive) as a result of a past event, and (ii), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and reliable estimate can be made of the amount of the obligation. If the effect of time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Asset retirement obligation provision

The Company records the present value of estimated costs of legal and constructive obligations to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas. The obligation generally arises when the asset is installed or the ground/environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated restoration cost is capitalized by increasing the carrying amount of the related mining assets. Over time, the discounted liability is increased for the change in present value based on a risk-free discount rate. The periodic unwinding of the discount is recognized in the statement of comprehensive income as a finance cost. At each reporting date the rehabilitation liability is re-measured to reflect changes in discount rates, and timing or amount of the costs to be incurred. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. For closed sites, changes to estimated costs are recognized immediately in the statement of comprehensive income.

Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax assets and liabilities are presented as non-current in the balance sheet.

Tax on income in interim periods is accrued using the tax rate that would be applicable to expected total annual earnings of the Company.

Royalties, resource taxes and revenue-based taxes are accounted for under IAS 12 Income taxes when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority, and the amount payable is based on taxable income – rather than based on quantity produced or as a percentage of revenue – after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for the other forms of taxation.

The Company is entitled to a refundable tax credit on qualified exploration expenditures incurred in the province of Quebec. The refundable tax credits total 15% of qualified exploration expenditure incurred. In accordance with IAS 20, the exploration tax credits have been applied against the costs incurred. The Company is also entitled to non-refundable tax credits on qualified exploration expenditures which are deductible against Federal and B.C. income taxes due. The non-refundable tax credits are 10% of qualified exploration expenditure incurred. In accordance with IAS 20, the exploration tax credits have been applied against the costs incurred.

Aurizon Mines Ltd.	Page 14	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Bullion sales
Revenue from the sale of gold bullion is recognized when the significant risks and rewards of ownership have been transferred. This is considered to occur when title passes to a counterparty pursuant to a purchase arrangement from which collectability is reasonably assured. This generally occurs on the date the refinery has been instructed by the Company to transfer the bullion to a counterparty. Revenue is measured at the fair value of the consideration received or receivable.

Royalty income
Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

Interest revenue
Interest revenue is recognized as it accrues, using the effective interest method.

Earnings per share

Basic earnings per share (EPS) is calculated by dividing the net profit (loss) for the year attributable to equity owners of the Company by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments and is computed using the treasury stock method. The Company’s potentially dilutive instruments comprise stock options granted to employees and directors.

Segment reporting

Operating segment disclosure is reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker has been identified as the Chief Executive Officer of the Company (the “CEO”). The Company has identified one reportable segment.

Accounting standards and amendments issued but not yet adopted

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company has not yet assessed the full impact of these standards and amendments or determined whether it will early adopt them.

(i)
IFRS 9 Financial Instruments, was issued in November 2009, effective years beginning on or after January 1, 2015, and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only 2 categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments.

(ii)
IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial statements

Aurizon Mines Ltd.	Page 15	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards and amendments issued but not yet adopted (continued)

(iii)
IFRS 11Joint Arrangements requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have a choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers

(iv)
IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that addresses the nature of, and risks associated with, an entity’s interests in other entities.

(v)
IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

(vi)
IAS 1 Presentation of Financial Statements has been amended to require entities to separate items presented in OCI into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

(vii)
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine. Stripping activity may create two types of benefit i) inventory produced and ii) improved access to ore. Stripping costs associated with the former should be accounted for as a current production cost in accordance with IAS 2, Inventories. The latter should be accounted for as an addition to or enhancement of an existing asset.

4.     SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future.

Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The Company has identified the following accounting policies under which significant judgments, estimates and assumptions are made, where actual results may differ from these estimates under different assumptions and conditions, and may materially affect financial results or the Company’s balance sheet reported in future periods.

•
Share-based compensation - the fair value of share-based compensation is computed using the Black-Scholes option pricing model which requires management to make certain estimates and assumptions in relation to the expected life of options, expected volatility, the risk-free interest rate, and the number of options expected to vest (see note 18c for key assumptions used in determining the value of share-based payments).

•
Asset retirement obligation provision – the Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, market risks and the applicable risk-free interest rates for discounting the future cash outflows. These factors are reviewed each reporting period, and changes in the above factors can result in a change to the provision recognized by the Company.

Aurizon Mines Ltd.	Page 16	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

5.     CASH AND CASH EQUIVALENTS
	December 31, 2011	December 31, 2010	January 1, 2010

Cash at bank and on hand	$129,539	$53,060	$49,605
Short-term investments	83,947	86,281	63,493
Cash and cash equivalents	$213,486	$139,341	$113,098

Interest earned on cash is dependent on the type of bank account it is deposited in.  Some accounts earn interest at floating rates based on daily bank deposit rates while others earn rates that fluctuate from time to time based on changes in the prime rate or bond rates.  Short-term investments are comprised of Canadian chartered banks bankers acceptances and treasury bills having maturities at the date of acquisition of less than three months, bearing interest at rates between 0.765% and 1.13% (2010 – Bankers’ acceptance notes bearing interest between 0.91% and 1.08%).

6.     MARKETABLE SECURITIES

Opening Balance – January 1, 2010	$ -
Additions – at cost	750
Unrealized gain	379
Fair value – available for sale – December 31, 2010	$1,129
Additions – at cost	500
Unrealized loss	(765)
Fair value – available for sale – December 31, 2011	$ 864

The Company acquired marketable securities in accordance with the requirements of property agreements that were entered into during 2010 and 2011. Unrealized gains or losses resulting from the change in fair value of the marketable securities are recorded in the comprehensive income statement as other comprehensive income or loss.

7.     INVENTORIES
	December 31, 2011	December 31, 2010	January 1, 2010

Supplies and materials	$ 5,290	$ 4,292	$ 3,692
Stockpile ore	218	162	440
Gold bullion and in-process	7,037	7,631	7,765
Inventories	$ 12,545	$ 12,085	$ 11,897

During 2011, the Company charged $0.5 million to earnings in respect of write-downs for obsolete supplies inventories (2010 - $0.1 million).

Aurizon Mines Ltd.	Page 17	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

8.           ACCOUNTS RECEIVABLE AND OTHER
	December 31, 2011	December 31, 2010	January 1, 2010

Accounts receivable	$ 5,157	$ 3,707	$ 3,262
Prepaid expenses	3,584	3,107	1,563
Exploration advances	733	444	-
Accounts Receivable and other	$9,474	$ 7,258	$4,825

In accordance with property option agreements, the Company advances funds to its counterparts for the undertaking of exploration programs on the properties. The advances are drawn down and expensed as the exploration work progresses. As at December 31, 2011, advances totalling $0.7 million are expected to be expensed within the next twelve months (2010 - $0.4 million).

9.           TAX CREDITS RECEIVABLE
	December 31, 2011	December 31, 2010	January 1, 2010

Quebec refundable tax credits (Note 13b)	$ 2,490	$ 709	$ 709
Quebec refundable resource credits	-	-	862
Non-refundable tax credits	2,720	11,689	1,016
Tax credits receivable	$ 5,210	$ 12,398	$ 2,587

a)    Quebec refundable tax credits

During the year, the Company received a refund of $0.7 million in respect of eligible exploration expenditures incurred in 2009.  In addition, the Company expects to receive a refund of $2.5 million in 2012 relating to eligible exploration expenditures incurred in 2010.

b)    Non-refundable tax credits

Non-refundable tax credits arise from certain eligible exploration expenditures.  As at December 31, 2011, the Company has recorded a total of $2.7 million (2010 - $15.2 million) in respect of non-refundable tax credits which may be used to reduce future income taxes.  Based on assertions and estimates deriving from the Company’s long-term mining plan and cash-flow models, the Company expects that there will be sufficient future taxable earnings against which these credits can be applied.  The portion of these tax credits expected to be utilized within one year is $2.7 million (2010 - $11.7 million), which is expected to be applied against 2012 Quebec income taxes owed.

Aurizon Mines Ltd.	Page 18	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

10.           PROPERTY, PLANT AND EQUIPMENT

	Producing Property	Mine Infrastructure	Machinery and equipment	Office buildings and warehouse	Computers and Software	Office Equipment and Furniture	TOTAL
COST
At January 1, 2010	$ 188,837	$ 47,463	$ 31,844	$ 1,219	$ 1,891	$ 530	271,784
Additions	22,454	3,769	7,081	48	262	-	33,614
Disposals	-	-	(341)	-	-	-	(341)
Change in ARO estimates	-	999	-	-	-	-	999
Change in ARO Obligation (1)	-	(11,888)	-	-	-	-	(11,888)
At December 31, 2010	211,291	40,343	38,584	1,267	2,153	530	294,168
Additions	33,836	4,774	11,085	156	307	134	50,292
Disposals	-	-	(479)	-	-	-	(479)
Change in ARO estimates	-	1,477	-	-	-	-	1,477
At December 31, 2011	245,127	46,594	49,190	1,423	2,460	664	345,458

ACCUMULATED DEPRECIATION
At January 1, 2010	(73,829)	(19,681)	(11,804)	(843)	(1,262)	(389)	(107,808)
Charge for year	(22,149)	(7,404)	(4,481)	(31)	(380)	(27)	(34,472)
Disposals	-	-	124	-	-	-	124
At December 31, 2010	(95,978)	(27,085)	(16,161)	(874)	(1,642)	(416)	(142,156)
Charge for year	(27,881)	(4,972)	(5,435)	(43)	(341)	(44)	(38,716)
Disposals	-	-	292	-	-	-	292
Adjustment (2)	(95)	-	-	-	-	-	(95)
At December 31, 2011	(123,954)	(32,057)	(21,304)	(917)	(1,983)	(460)	(180,675)

NET BOOK VALUE
At January 1, 2010	$ 115,008	$ 27,782	$ 20,040	$ 376	$ 629	$ 141	$ 163,976
At December 31, 2010	$ 115,313	$ 13,258	$ 22,423	$ 393	$ 511	$ 114	$ 152,012
At December 31, 2011	$ 121,173	$ 14,537	$ 27,886	$ 506	$ 477	$ 204	$ 164,783

(1)  The decrease of $11,888 as December 31, 2010 represents a reduction in the estimated asset retirement obligation liability at the Casa Berardi mine and a corresponding decrease in the carrying amount of the related asset included in property, plant and equipment.

(2) Adjustment of $95 is for reimbursement of Quebec government assistance and deferred accretion charges.

Aurizon Mines Ltd.	Page 19	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

11.           MINERAL PROPERTIES

	December 31, 2011	December 31, 2010	January 1, 2010

Exploration Properties
Joanna, Quebec	$ 3,865	$ 3,865	$ 2,262
Kipawa, Quebec	75	75	75
Duvay, Quebec	500	-	-
Duverny, Quebec	95	65	-
Rex South, Quebec	280	150	-
Opinaca, Quebec	100	-	-
Patris, Quebec	80	40	-
Other	-	25	25
	$ 4,995	$ 4,220	$ 2,362

a)    Joanna Property

The Company holds a 100% interest in the Joanna Gold Project in the Abitibi region of Quebec.

The Company has earned, subject to a 2% net smelter royalty, a 100% interest in the Feifer claims block of the Joanna Property.  An advance royalty of $0.5 million is payable upon completion of a feasibility study, and receipt of a decision by a financial institution to finance development of the property to commercial production.

The Company has earned, subject to a 1% net smelter royalty, a 100% interest in two mineral claims located within the existing boundary of the Joanna Property.  Advance royalties are payable at certain milestones including $0.7 million at feasibility and $0.8 million upon achieving commercial production.   In addition, a net smelter royalty of 1.5% is payable on the 75% interest acquired from Vantex Resources Ltd.  The Company has an option to buy back 50% of the 1.5% royalty at any time at a cost of $0.5 million.

The Company has earned, subject to a 2% net smelter royalty, a 100% interest in nineteen mineral claims (the “Alexandria claims”) adjacent to the Feifer claims property.  One half of the net smelter return royalty may be purchased at any time for $2.0 million.

During the year, the Company incurred expenditures at Joanna totalling $10.3 million, of which $6.0 million related to exploration work, and $4.3 million related to feasibility work and environmental impact studies.  All expenditures were charged to earnings.  In 2010, expenditures incurred and charged to earnings at Joanna totalled $13.2 million, of which $9.1 million related to exploration expenditures, and feasibility work and environmental impact study charges totalled $4.1 million.

b)    Kipawa Property

The Company has acquired mineral claims in Quebec by staking at a cost of $75 thousand.

In July 2011, the Company signed an agreement with Forum Uranium Corp. (“Forum”), whereby Forum can earn a 50% interest in the Kipawa property by completing $200,000 in exploration as a firm commitment within 12 months and a further $150,000 in exploration, including a minimum of 1,000 metres of drilling, within 24 months of the date of the agreement. Forum has the option to earn a further 15% interest, totalling a 65% interest in the project by establishing an NI 43-101 resource estimate on the property within four years of the agreement date. Forum is Operator during the earn-in period. Upon completion of its earn-in, Forum and Aurizon may form a Joint Venture with Forum as Operator.

Aurizon Mines Ltd.	Page 20	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

11.           MINERAL PROPERTIES (continued)

c)    Duvay Property

In September 2011, the Company entered into an agreement with Tres-Or Resources Ltd. (“Tres-Or”), under which the Company may earn an initial 50% interest in Tres-Or’s Duvay property situated in the Abitibi region of Quebec.  The Duvay property is situated adjacent to the Duverny property, in which the Company may earn 100% ownership in accordance with an option agreement signed in 2010.  The 50% interest in the Duvay property may be earned by making cash payments of $1.5 million and incurring work expenditures totalling $6.5 million, over the next four years, of which a firm commitment of $2.5 million must be incurred in the first 18 months of the agreement.  An additional 15% interest, bringing the total interest to 65% in the property, may be earned by either delivering a pre-feasibility study on the property or by incurring $13 million of additional exploration expenditures within three years of achieving the 50% participation.

During 2011, the Company made an initial cash payment of $0.5 million and advanced $0.9 million to Tres-Or in respect of work expenditures, which have been charged to earnings.

d)    Duverny Property

In March 2010, the Company signed a letter of intent whereby Aurizon agreed to purchase 14 mineral claims in the Duverny Township in the Abitibi region of north-western Quebec. Aurizon may acquire 100% ownership of the claims by making cash payments totalling $100,000 by the second anniversary of the agreement.  As at December 31, 2011, the Company has made total cash payments of $70,000 in respect of the Duverny property, and has acquired minerals claims adjacent to the property by staking at a cost of $25,000.

e)    Fayolle Property

In May 2010, the Company entered into an option and joint venture agreement with Typhoon Exploration Inc., (“Typhoon”) whereby Aurizon may earn a 50% interest in Typhoon’s Fayolle property in the Abitibi region of Quebec.  The 50% interest, subject to an underlying 2% net smelter royalty, may be earned by incurring expenditures of $10 million over four years, of which $3.5 million is a firm commitment to be spent over the first two years.  The Company may earn an additional 15% interest on the project by either delivering a bankable feasibility study, or spending an additional $15 million on the project.  During the course of the initial four year term, the Company has the right to subscribe for common shares of Typhoon of up to $0.5 million on each anniversary of the option agreement, for a total investment of $2 million.  The first two subscriptions totalling $1 million are firm commitments and are required in order for the Company to earn the initial 50% interest.

During the year, the Company advanced $5.9 million to Typhoon for exploration expenditures, of which $5.7 million has been charged to earnings.  During 2010, the Company advanced $1.8 million to Typhoon for exploration expenditures, of which $1.6 million was charged to earnings.

The first share subscription totalling $0.5 million was completed in June 2010 and consisted of 609,756 Typhoon shares at a unit price of $0.82 per share.  A second subscription totalling $0.5 million was completed in June 2011 and consisted of 633,905 shares at a unit price of $0.79.

Since the beginning of the agreement, the Company has advanced a total of $7.7 million to Typhoon, which fulfils the firm commitment of $3.5 million required over the first two years of the agreement.  In addition, the firm commitment to subscribe to $1 million of Typhoon shares was fulfilled in 2011.

f)    Rex South Property

In May 2010, the Company entered into an agreement with Azimut Exploration Inc. (“Azimut”), under which the Company may earn an initial 50% in Azimut’s Rex South Property situated in northern Quebec. The 50% interest may be earned by making an initial cash payment of $150,000 upon signing and making further cash payments for an aggregate of $580,000 over the first four years.  Minimum work expenditures totalling $1 million during the first year and further expenditures for an aggregate of $5 million over the next five years are required to earn the initial 50% interest.  An additional 15% interest may be earned by: (i) making additional cash payments of $70,000 per year over five years for an aggregate of $350,000, (ii) incurring a minimum of $700,000 of work expenditures per year over a five year period for an aggregate of $3.5 million, and (iii) delivering a bankable feasibility study.

Aurizon Mines Ltd.	Page 21	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

11.           MINERAL PROPERTIES (continued)

f)    Rex South Property (continued)

During the year, the Company made a cash payment of $130,000 and incurred $5.0 million in work expenditures.  During 2010, the Company made an initial cash payment of $150,000 and incurred $1.6 million of exploration costs, bringing the total cumulative work expenditures to $6.6 million since the agreement was signed, thus fulfilling the requirement to incur an aggregate of $5 million of work expenditures during the first five years of the agreement.  Further cash payments totalling $300,000 within the next three years are required for the Company to earn the 50% interest in the Rex South property.

g)    Marban Property

In July 2010, the Company entered into an option and joint venture agreement with Niogold Mining Corporation (“Niogold”) with respect to the Marban property, located in the Malartic gold camp in the Abitibi region, Quebec.  Pursuant to the agreement, Aurizon may earn a 50% interest in the Marban property, subject to underlying royalties, by: (i) incurring expenditures of $20 million over three years, of which $5 million is a firm commitment to be spent in the first year; (ii) completing an updated NI 43-101 compliant mineral resource estimate; and (iii) making a resource payment equal to the sum of $30 (or $40 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the measured and indicated resource categories plus $20 (or $30 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the inferred resource category, based on the updated resource estimate. Aurizon may earn an additional 10% interest, for an aggregate of 60% interest, by delivering a feasibility study.  Moreover, Aurizon may earn an additional 5%, for an aggregate 65% interest, by arranging project financing for capital expenditures estimated by the feasibility study to place the project into commercial production.  Niogold will be operator during the initial earn-in period and Aurizon will provide input on exploration programs and will become operator after the initial 50% interest has been earned.

During the year, the Company advanced $4.8 million to Niogold for exploration expenditures, which have been charged to earnings.  During 2010, the Company advanced $1.4 million to Niogold for exploration expenditures, which were charged to earnings.

Since the beginning of the agreement, the Company has advanced a total of $5.9 million to Niogold, which fulfils the firm commitment of $5.0 million required over the first two years of the agreement.

h)    Opinaca Property

In September 2010, Aurizon entered into an agreement with Azimut Exploration Inc. (“Azimut”) and Everton Resources Inc. (“Everton”), whereby Aurizon may acquire up to an undivided 60% ownership interest in the Opinaca property located in the James Bay area, 350 kilometres north of Matagami, Quebec. The Opinaca property is owned by Azimut and Everton as to an undivided 50% interest each.  Aurizon may earn a 50% interest in the project by making cash payments totalling $0.6 million and incurring expenditures of $6 million over four years, including 5,000 metres of drilling by the second anniversary. After earning its initial 50% interest in the project, Aurizon may then elect to earn an additional interest of 10%, for a total interest of 60%, by making cash payments totalling $0.3 million over three years from the election date, incurring expenditures totalling $3 million over three years from the election date, and delivering an independent pre-feasibility study on or before the fourth anniversary. In addition, in the event that prior to the end of the eighth year of the initial option agreement, mineral resources of at least 2,000,000 ounces of gold, at an average grade of at least 6 grams of gold per tonne, are discovered, Aurizon shall make a payment of $1.5 million, payable in Aurizon common shares (50% to Azimut, 50% to Everton), subject to regulatory approval.

During 2011, the Company made a cash payment of $100,000 and incurred $2.7 million in work expenditures, which were charged to earnings.  During 2010, the Company incurred $0.1 in exploration expenditures on the Opinaca property.  In aggregate, work expenditures incurred by the Company and charged to earnings total $2.8 million since the agreement was signed.

Aurizon Mines Ltd.	Page 22	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

11.           MINERAL PROPERTIES (continued)

i) Wildcat Property

In September 2010, Aurizon entered into an agreement with Everton Resources Inc., (“Everton”), whereby Aurizon may acquire up to a 65% interest in Everton’s Wildcat property located in the James Bay region, 350 kilometres north of Matagami, Quebec. The Wildcat property is 100% owned by Everton. Aurizon may earn a 50% interest in the project by incurring expenditures of $3.25 million over four years, including 3,000 metres of drilling within two years.  In addition, the agreement required Aurizon to subscribe for a private placement of 1,000,000 units of Everton at a price of $0.25 per unit, each unit comprising one common share and one share purchase warrant, exercisable to acquire one additional common share at $0.40 per share for a term of two years.

After earning its initial 50% interest in the project, Aurizon may then elect to earn an additional interest of 15%, for a total interest of 65%, by making cash payments totalling $300,000 over three years from the election date, incurring expenditures totalling $3 million over three years from the election date, and delivering an independent pre-feasibility study by the end of the fourth anniversary of the election date. In addition, in the event that prior to the end of the eighth year of the initial option agreement, mineral resources of at least 2,000,000 ounces of gold, at an average grade of at least 6 grams of gold per tonne, are discovered, Aurizon shall make a payment of $1.5 million, payable to Everton in Aurizon common shares, subject to regulatory approval.

During the year, the Company incurred $0.9 million in work expenditures at the Wildcat project.  In 2010, the Company incurred a total of $0.1 in exploration expenditures on the Opinaca property, and subscribed to 1,000,000 Everton common shares at a cost of $250,000.

j)    Patris Property

In December 2010, the Company entered into an agreement with Midland Exploration Inc. (“Midland”), under which the Company would be entitled to earn an initial 50% in Midland’s Patris Property situated in the Abitibi region of Quebec.  The 50% interest may be earned by making an initial cash payment of $40,000 upon signing and making further cash payments for an aggregate of $230,000 over the next four years.  Minimum work expenditures totalling $0.6 million during the first year and further expenditures for an aggregate of $3 million over the next four years are required to earn the initial 50% interest.  An additional 10% interest may be earned by delivering a pre-feasibility study on the property within a four-year period during which it will make annual cash payments of $80,000 and complete 40,000 metres of drilling.

During 2011, the Company made a cash payment of $40,000 to Midland and advanced $0.5 million in respect of work expenditures, which have been charged to earnings.  During 2010, the Company made the initial cash payment of $40,000 and did not incur any work expenditures.

k)   Beaufor Mine and Perron Property

The Company retains a gold-indexed royalty on 50% of the future gold production from the Beaufor mine and Perron property.  The Company is entitled to receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  There has been no commercial production from the Perron property to date.  During 2011, the Company received royalties totalling $0.4 million in respect of the Beaufor mine (2010: $0.3 million).

Aurizon Mines Ltd.	Page 23	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

12.           DEFERRED FINANCE COSTS

	December 31, 2011	December 31, 2010	January 1, 2010

Deferred finance costs	$ 343	$ -	$ -

a)	Revolving credit facility

On January 31, 2011 the Company established a US$50 million revolving credit facility with Canadian Imperial Bank of Commerce and The Bank of Nova Scotia. The revolving credit facility has an initial three year term and is collateralised by a charge over the assets of Aurizon. The facility is available for drawdown in US dollars at a bank base rate or a LIBOR-based rate (plus 200 to 400 basis points depending on the type of loan and financial and operating measures), payable according to the quoted rate term. The Company has the ability to repay the principal in part or in its entirety at any time without penalty. Funds drawn on the facility may be used to finance working capital requirements, acquisitions, and for general corporate purposes. There are no hedging requirements under the terms of the credit facility.

The facility has three financial covenants including a leverage ratio, a tangible net worth calculation, and a mine coverage ratio. For the year ended December 31, 2011 these covenants were met.

The standby fees on undrawn amounts under the facility range between 0.75% and 1.0% per annum depending on certain financial measures.  As at December 31, 2011, there were no amounts outstanding under the credit facility.

During the year the Company has capitalized the facility establishment costs of $493 thousand (2010 - $nil) that will be amortized over the initial three year term of the credit facility. For the year ended December 31, 2011, the Company recognized a facility establishment cost amortization expense of $150 thousand (2010 - $nil), and standby fees of $344 thousand (2010 - $nil).

13.           OTHER ASSETS
	December 31, 2011	December 31, 2010	January 1, 2010
Reclamation deposits (a)	$ 1,315	$ 896	$ 612
Non-refundable tax credits (Note 9)	-	3,493	13,438
Refundable tax credits (b)	4,457	3,041	-
Workers compensation premiums (c)	222	340	501
Deposit on long-term hydro-electric project (d)	330	330	-
	$ 6,324	$ 8,100	$ 14,551

a)   Reclamation deposits

As at December 31, 2011, the Company has invested $1.3 million (2010 – $0.9 million) in restricted deposits in accordance with the current financial guarantee requirements set forth by the Ministère des Ressources naturelles et de la Faune of the province of Quebec for future site restoration costs at the Casa Berardi mine.  As updated mine closure plans are submitted to and approved by this government body, the related financial guarantees will be adjusted accordingly. See note 16a for further information.

The future funding requirements as prescribed by the Ministère des Ressources naturelles et de la Faune are:
	2012	2013	2014	Total

Reclamation deposits required	$ 1,242	$ 2,079	$ 2,902	$ 6,223

Aurizon Mines Ltd.	Page 24	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

13.           OTHER ASSETS (continued)

b)   Refundable tax credits

The Company has recorded $4.5 million of refundable tax credits relating to admissible exploration expenditures incurred in 2011 (2010 – $3.0 million).

c)   Workers compensation premiums

In 2008, the Company began participating in a retrospective workers compensation premiums program in which annual workers compensation premiums are retrospectively adjusted based on the Company’s overall safety records and history of incident claims.  As at December 31, 2011, the Company has accrued a receivable totalling $0.2 million (2010 - $0.3 million), based on the estimated refunds relating to the premiums paid for the years ended December 31, 2011, 2010, 2009 and 2008.

d)   Deposit on long-term power supply project

As at December 31, 2011, the Company has prepaid $0.3 million (2010 – $0.3 million) to Hydro Quebec in respect of preliminary studies relating to the installation of power lines to the Company’s Joanna Gold Project.

14.           COMMITMENTS

a)	Contractual obligations and commitments

The Company’s significant contractual obligations and commitments as at December 31, 2011 are as follows:

(all figures undiscounted)	Notes	Total	Due in Less Than 1 Year	Due 2 - 3 Years	Due 4 - 5 Years	Due in More Than 5 Years	As at December 31, 2010
Asset retirement obligations	(i), 16a	$ 19,002	$ -	$ 1,213	$ -	$ 17,789	$ 19,002
Equipment and supply contracts	(ii)	13,518	7,256	3,131	3,131	-	837
Mineral properties firm commitments	(iii),11	2,222	650	1,572	-	-	6,388
Employee incentives	16b	1,821	588	1,034	199	-	-
Head office operating lease		822	253	506	63	-	1,052
Reimbursable government assistance		-	-	-	-	-	773
Total contractual obligations		$ 37,385	$ 8,747	$ 7,456	$ 3,393	$ 17,789	$ 28,052

(i)	On a discounted basis, the asset retirement obligations total $15.0 million as at December 31, 2011 (2010 - $13.1 million).

(ii)
As at December 31, 2011, the Company has committed to purchase mobile equipment and other infrastructure requirements totalling $5.7 million (2010 - $0.5 million).  In addition, the Company has secured the procurement of some of its reagents used in the mill concentrator until the end of year 2016, resulting in an estimated commitment of $7.8 million (2010 – nil).

(iii)
Firm commitments represent exploration work expenditures and property option payments that the Company is contractually bound to make, whether the Company fulfills all the requirements of the agreements or not.

Aurizon Mines Ltd.	Page 25	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

14.           COMMITMENTS (continued)

b)	Derivative positions

The Company’s derivative positions at December 31, 2011 were as follows:

Total *
Canadian – U.S. dollars
Forward sales contracts – US$	$11,000
Average exchange rate US/Cad$	1.05
Canadian dollars to be received	$11,550
* all derivative contracts expire in 2012

As at December 31, 2011, the net unrealized mark-to-market asset of the currency derivative positions totalled $357 thousand (2010 - nil).  The US$/Cad exchange rate was 1.017 as at December 31, 2011.  There were no outstanding gold derivative contracts as at December 31, 2011.  The Company’s derivative positions as at December 31, 2010 were nil.

15.           ACCOUNTS PAYABLE AND ACCRUED LIABLITIES
	December 31, 2011	December 31, 2010	January 1, 2010
Trade payables	$ 14,598	$ 10,293	$ 9,942
Accrued expenses	11,190	8,612	6,509
Accounts payable and accrued liabilities	$ 25,788	$ 18,905	$ 16,451

16.           PROVISIONS
	December 31, 2011	December 31, 2010	January 1, 2010
Asset retirement obligations (a)	$ 15,019	$ 13,114	$ 23,255
Non-current employee incentive provision (b)	1,134	-	-
Provisions	$ 16,153	$ 13,114	$ 23,255

Aurizon Mines Ltd.	Page 26	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

16.           PROVISIONS (continued)

a)	Asset retirement obligations

	December 31, 2011	December 31, 2010
Asset retirement obligations - beginning of year	$ 13,114	$ 23,255
Change in obligations during the year	-	(11,888)
Change in ARO estimate	1,477	998
Accretion expense	428	749
Asset retirement obligations – end of year	$15,019	$ 13,114

Asset retirement obligations (AROs) result from the acquisition, development, construction and ordinary operation of mining property, plant and equipment, and from environmental regulations set by regulatory authorities. AROs include costs related to tailings pond and tailings dam reclamation, and/or closure (i.e. ongoing monitoring of ground water quality in tailings dam, closing of portals, shafts and tunnels, decontamination of soil, revegetation, etc.), and removal and/or demolition of mine and processing equipment (i.e. crushers, conveyors, mills, floatation tanks, etc.), buildings and other infrastructure.

Asset retirement obligations decreased $11.9 million during the comparative year ended December 31, 2010.  The decrease was due to a revision of the reclamation plan for the Casa Berardi mine. The new reclamation plan incorporates updated studies undertaken in 2010 regarding re-vegetation of the tailings pond. The former reclamation plan included costs for a soil and clay layer over the tailings pond prior to re-vegetation. The Company’s updated environmental impact studies, which have been reviewed and approved by the government authorities, have determined that this additional soil and clay layer is not required to meet the high standards of environmental rehabilitation established by both the Company and government regulations.

The present value of AROs are estimated using a present value technique that is based on existing laws, contracts or other policies and current technology and conditions. The estimates or assumptions required to calculate the present value of AROs include, among other items, abandonment and reclamation amounts, inflation rates, credit-adjusted risk free rates and timing of retirement of assets. The following significant assumptions were made for the purpose of estimating the AROs:

Assumption	2011	2010
Undiscounted reclamation costs	$19,002	$19,002
Pre-tax discount rates used for reclamation expenditures expected to be incurred in 2013	0.99%	1.67%
Pre-tax discount rates used for reclamation expenditures expected to be incurred in 2022	2.49%	3.52%
Average years to reclamation	10	11

As at December 31, 2011, $1.3 million (2010 - $0.9 million) has been invested in restricted deposits for future site reclamation obligations at Casa Berardi (Note 13).

During the year ended December 31, 2011 the Company agreed to a restricted deposits investment schedule with the Minister of Natural Resources in Quebec. Approximately 70% of the Company’s ARO liability will be covered by restricted deposit GIC investments held in the name of the Minister of Natural Resources Quebec by the year 2015. For the remaining 30% of the estimated ARO liability, the Company is not required to fund any further restricted deposits. As a result, at the time of closure and restoration of the mine site, the Company will have a significant cash outlay that may affect its ability to satisfy its debt and other contractual obligations. The costs associated with AROs may be significant and the Company may not have sufficient or available resources to fund the costs.

Aurizon Mines Ltd.	Page 27	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

16.           PROVISIONS (continued)

b)	Employee incentive plans

The Company has an employee incentive plan for the discovery and acquisition of Casa Berardi.  Under the terms of the plan, once a mineral deposit has achieved commercial production, a bonus of 0.2% of the net smelter revenues, less any advance payments, is paid to those participating in the plan.  During the first quarter of 2011, the Company recognized a liability of $2.2 million, of which $0.6 million was capitalized to property, plant and equipment, and $1.6 million was charged to earnings.  As at December 31, 2011, the fair value of the estimated incentive payments to be made under this plan totals $1.7 million (2010 - $nil), which includes a current portion of $0.6 million and a non-current portion of $1.1 million.

The Company also has an employee incentive plan for the discovery of other mineral deposits.  Under the terms of this plan, a bonus of 0.08% of the value of the mineral reserves as determined in an approved pre-feasibility study, to a maximum of $0.1 million, is paid to those participating in the plan.  Upon approval of a feasibility study, a bonus of 0.15% of the value of the mineral reserves, to a maximum of $0.5 million including the payment at the pre-feasibility stage shall be paid.  During the year ended December 31, 2011, no amount in respect of this incentive plan has been recorded (2010 - $nil).

17.           INCOME TAXES

a) Current and deferred income and resource tax expense is represented in the statements of comprehensive income as follows:

	December 31, 2011	December 31, 2010
Current income tax expense – Federal	$ 13,139	$ 1,478
Current income tax expense – Quebec	5,194	-
Current income tax expenses – BC	920	-
Deferred income tax expense – Federal and Provincial	2,850	5,978
	22,103	7,456
Current resource tax expense	21,860	5,206
Deferred resource tax expense (recovery)	(1,310)	1,249
Total current and future income taxes	$ 42,653	$ 13,911

The combined federal and provincial statutory income tax rate for 2011 is 28.21% (2010 – 29.9%).

In addition to federal and provincial income taxes, Aurizon is subject to Quebec mining resource taxes.  On May 4, 2011, new resource tax legislation was substantively enacted which required accounting recognition in the second quarter of 2011 of changes in the Quebec Mining Tax Act that are retroactive to March 31, 2010. The new law increased the tax rate from 12% to 14% after March 31, 2010, 15% in 2011, and rising to 16% in 2012.  The new resource tax legislation also impacted changes to the maximum deductibility of certain costs in a particular year.

Aurizon Mines Ltd.	Page 28	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

17.           INCOME TAXES (continued)

The provision for income and resource taxes is different from the amount that would have resulted from applying the combined federal and provincial income and resource tax rates as a result of the following:

	December 31, 2011	December 31, 2010
Profit before taxes	$ 86,584	$ 31,151
Combined federal and provincial income and resource tax rates	38.98%	38.31%
Income and resource taxes at combined federal and provincial rates	33,750	11,934
Increase (decrease) resulting from:
Effect of change in enacted tax rates	7,905	(1,411)
Non-deductible costs	2,635	2,917
Other	(1,637)	471
Income and resource tax expense	$ 42,653	$ 13,911

b)   The significant components of the Company’s current income and resource taxes payable are as follows:

Current income and resource taxes payable	December 31, 2011	December 31, 2010
Current taxes payable – Quebec	$ 13,267	-
Current taxes payable – Federal	4,420	-
Current taxes payable – BC	651	-
Current income and resource tax liabilities	$ 18,338	$ -

c)   The significant components of the Company’s deferred tax assets and liabilities are as follows:

Non-current deferred tax liabilities	December 31, 2011	December 31, 2010
Deferred income and resource tax assets
Marketable securities	$ 136	$ 136
Asset retirement obligations	(5,772)	(4,678)
Employee incentive provision	(436)	(489)
Other	(435)	(231)
	(6,507)	(5,262)
Deferred income and resource tax liabilities
Unrealized derivative gains	92	-
Property, plant and equipment and mineral properties	36,848	34,178
Refundable tax credits	1,856	1,016
Non-refundable tax credits	4,629	5,446
	43,425	40,640
Deferred income tax liabilities	$ 36,918	$ 35,378

Aurizon Mines Ltd.	Page 29	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

18.           SHARE CAPITAL

a) Authorized

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value of which 8,050,000 are designated as series "A" convertible preferred shares (Issued - none) and 1,135,050 are designated as series "B" convertible preferred shares (Issued - none).

b) Issued and fully paid

Common Shares	Shares	Amount
	(000’s)
Outstanding as at January 1, 2010	159,008	$ 253,874
Exercise of share options	2,923	9,887
Fair value of share options exercised	-	4,316
Mineral property payments	214	1,600
Outstanding as at December 31, 2010	162,145	269,677
Exercise of share options	927	3,102
Fair value of share options exercised	-	1,386
Outstanding as at December 31, 2011	163,072	$ 274,165

c) Share-based compensation

The Company has a share-based compensation plan for key employees, directors, and officers of the Company. In accordance with the terms of the plan, as approved by shareholders’ resolution dated May 13, 2010 and amended by Directors’ resolutions dated November 3, 2010, key employees, directors, and officers of the Company may be granted options to purchase ordinary shares at an exercise price to be determined by the Directors at the time the option is granted, provided that such price not be less than the closing price of the common shares for the Company on the TSX on the trading day immediately preceding the date of the grant of the option or if there was no trade of the Company’s common shares on such date, on the last day on which there was a trade.  Under the terms of the plan, options that are granted are subject to a three year vesting period, where 25% of the options vest on the grant date, and subsequent tranches of 25% of the options vest on each of the first, second, and third anniversaries of the grant date. The maximum term of options granted under the plan is five years, and may only be settled in equity. The number of options granted is determined by the Board of Directors and the total of the options issued may not exceed 7% of the total number of common shares then outstanding on a non-diluted basis.  As at December 31, 2011, the maximum number of awards available to be granted under the plan is 11.4 million shares (granted: 10.9 million). The status of stock options granted to employees and directors as at December 31, 2011 and 2010 and the changes during the years ended on those dates is presented below:

	Year ended December 31, 2011		Year ended December 31, 2010
	Number of Options	Weighted-average exercise price	Number of Options	Weighted-average exercise price
	(000’s)		(000’s)
Outstanding at beginning of year	9,670	$5.05	7,949	$3.75
Granted	2,541	$6.11	4,695	6.21
Exercised	(927)	$3.35	(2,923)	3.38
Expired or forfeited	(374)	$5.31	(51)	4.13
Outstanding at end of year	10,910	$5.43	9,670	$5.05
Vested and exercisable at the end of the year	7,156	$5.00	5,913	$4.50

Aurizon Mines Ltd.	Page 30	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

18.           SHARE CAPITAL (Continued)

c) Share-based compensation (continued)

During 2011, 927,325 options were exercised at an average price of $3.35 per share (2010 – 2,923,250 shares at $3.38 per share).  The weighted average market share price at the time of exercise during 2011 was $6.28 per share (2010 - $6.44 per share). The following shows the vested and exercisable share options, and total outstanding share options, by exercise price range, as at December 31, 2011:
Vested and exercisable options					All outstanding options
Exercise price range	Vested and exercisable options	Remaining contractual life (years)	Weighted average exercise price	Exercise price range	Outstanding options	Remaining contractual life (years)	Weighted average exercise price
$2.00 - $2.99	1,093	1.9	$2.95	$2.38 - $2.99	1,093	1.9	$2.95
$3.00 - $3.99	788	0.6	$3.81	$3.00 - $3.99	788	0.6	$3.81
$4.00 - $4.99	2,001	1.9	$4.53	$4.00 - $4.99	2,632	2.2	$4.61
$5.00 - $5.99	1,176	1.9	$5.12	$5.00 - $5.99	1,297	2.0	$5.12
$6.00 - $6.99	925	4.1	$6.10	$6.00 - $6.99	2,875	4.6	$6.10
$7.00 - $7.59	1,173	3.9	$7.53	$600 - $7.59	2,225	3.9	$7.52
Totals	7,156	2.4	$5.00	Totals	10,910	3.0	$5.43

During 2011, incentive stock options were granted to officers and employees to purchase up to 2,541,500 shares at a weighted average exercise price of $6.11 per share.  The weighted average fair value of the options granted was estimated as $2.70 per share option using the Black-Scholes option-pricing model.  The total estimated stock based compensation cost associated with these grants is $6.4 million, of which $1.7 million was expensed immediately based on the options that vested immediately on the grant dates.  The remaining cost of $4.7 million shall be charged to earnings over the vesting period with a corresponding credit to stock based compensation.

In addition to the stock based compensation charges totalling $1.7 million (2010 - $4.5 million) relating to options granted during the year that vested immediately on the grant dates as detailed above, additional stock based compensation charges totalling $4.8 million (2010 - $3.5 million) relating to the vesting period accruals for all unexpired option grants have been charged to operations.  The total aggregate stock based compensation charge for the current year is $6.5 million (2010 - $7.6 million).

The fair value of each option is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:
	2011	2010
Expected volatility	60%	63%
Risk-free interest rate	1.10%	1.96%
Expected lives	3.7 Years	3.3 Years
Pre-vest forfeiture rate	4.8%	2.3%
Dividend yield	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. The expected life of the options is based upon the average length of time similar option grants in the past have remained outstanding prior to exercise. Volatility was estimated based upon historical price observations over the expected life of the options. Changes in the subjective input can materially affect the fair value estimate and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

As at December 31, 2011, there are 0.5 million stock options available for granting (2010 – 1.7 million) in accordance with the provisions in the Company’s stock option plan.

Aurizon Mines Ltd.	Page 31	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

19.           EXPENSES BY NATURE
	December 31, 2011	December 31, 2010

Cost of sales:
Operating costs	$ 77,814	$ 69,569
Depreciation and amortization expense relating to operations	38,927	34,060
Employee wages and benefits included in cost of sales	10,984	9,094
Total cost of sales	$ 127,725	$ 112,723

Exploration costs (1):
Exploration	$ 25,082	$ 14,916
Employee wages and benefits	1,386	727
Total exploration costs:	$ 26,468	$ 15,643

General and administrative costs:
Employee wages and benefits (2)	$ 6,577	$ 4,219
Professional and regulatory fees	1,829	1,329
Donations	497	472
Office and administration costs	2,500	1,592
Marketing and corporate development	1,618	1,774
Share-based compensation	6,526	7,564
Total general and administration costs	$ 19,547	$16,950

(1) Net of refundable and non-refundable tax credits;

(2) Employee wages and benefits within general and administrative costs include charges relating to fluctuations in the fair value of estimated future costs associated with an employee incentive plan (note 17b) for the discovery and acquisition of Casa Berardi totalling $0.5 million (2010 - $nil).

20.           FINANCE INCOME AND COSTS

	December 31, 2011	December 31, 2010

Finance income
Interest income on cash and short-term investments	$ 1,538	$ 719

Finance costs
ARO liability accretion	$ (427)	$ (750)
Standby fees – revolving credit facility	(150)	-
Amortization of deferred finance costs	(344)	-
Total finance costs	$ (921)	$ (750)

Other derivative gains (losses)
Realized derivative losses	$ (192)	$ (13,013)
Non-cash derivative gains (losses)	357	8,611
Total other derivative gains (losses)	$ 165	$ (4,402)

Cash earns interest at floating rates based on daily bank deposit rates. Short-term investments comprise treasury bills and bankers’ acceptance notes with maturities at the date of acquisition of less than three months, bearing interest at rates between 0.74% and 1.08% (2010: Treasury bills and bankers’ acceptance notes bearing interest between 0.91% and 1.03%).

Aurizon Mines Ltd.	Page 32	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

21.           COMPENSATION OF KEY MANAGEMENT PERSONNEL

The remuneration of directors and members of key management personnel during the year was as follows:

	December 31, 2011	December 31, 2010

Wages and short-term benefits	$ 2,555	$ 2,040
Share-based compensation	3,565	4,730
	$ 6,120	$ 6,770

22.           EARNINGS PER SHARE

a) Basic

Basic earnings per share (EPS) is calculated by dividing the net profit (loss) for the year attributable to equity owners of the Company by the weighted average number of common shares outstanding during the year. The calculation excludes out-of-the money stock options that are anti-dilutive and could potentially dilute EPS calculations in the future.
	December 31, 2011	December 31, 2010

Net profit (excluding OCI)	$ 43,931	$ 17,240
Weighted average number of common shares outstanding (thousands)	162,623	160,250
Basic earnings per share	$ 0.27	$ 0.10

b) Diluted

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments and is computed using the treasury stock method. The Company’s potentially dilutive instruments comprise stock options granted to employees. The calculation excludes out-of-the money stock options that are anti-dilutive and could potentially dilute EPS calculations in the future.

	December 31, 2011	December 31, 2010

Net profit (excluding OCI)	$ 43,931	$ 17,240
Weighted average number of common shares outstanding (thousands)	162,623	160,250
Adjustments for:
- Stock Options	1,751	1,900
Weighted average number of common shares for diluted earnings per share (thousands)	164,374	162,150
Diluted earnings per share	$ 0.26	$ 0.10

Aurizon Mines Ltd.	Page 33	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

23.           CASH FLOW INFORMATION

a) Analysis of other operating activities
	December 31, 2011	December 31, 2010

Accretion charges on asset retirement obligations	$ 427	$ 750
Recognition of fair value of future employee incentives	506	-
Non-cash inventory adjustments	(778)	106
Loss on sale of property, plant and equipment	171	74
Amortization of deferred finance costs	150	-
Workers’ compensation adjustments	117	(140)
Mineral property write-down	25	-
Inventory adjustment for obsolete items	459	117
	$ 1,077	$ 907

b)       Analysis of change in non-cash working capital items
	December 31, 2011	December 31, 2010

Current provincial resource taxes payable	$ 13,267	($ 3,752)
Non-refundable tax assets	8,968	(10,673)
Current income taxes payable	5,071	-
Accounts payable and accrued liabilities	3,379	1,422
Refundable tax assets	(1,781)	862
Accounts receivable, prepaid expenses, and advances	(1,071)	(2,432)
Supplies inventory	(1,230)	(369)
Gold inventory	769	181
Non-cash adjustment to workers’ compensation receivable	-	301
Decrease (increase) in non-cash working capital items	$27,372	$ (14,460)

c)       Analysis of other investing activities
	December 31, 2011	December 31, 2010

Reclamation deposits	($ 418)	($ 284)
Marketable securities	(500)	(750)
Project deposit – Hydro Quebec	-	(330)
	($ 918)	($ 1,364)

d)       Non-cash investing activities

During 2011, the Company did not incur any significant non-cash investing activities.  In 2010, the Company issued 214 thousand common shares at a fair market value of $1.6 million to Alexandria Minerals Corporation (“Alexandria”), in accordance with the provisions of the property option agreement in respect of the Alexandria claims within the Joanna property.

Aurizon Mines Ltd.	Page 34	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

24.           FINANCIAL INSTRUMENTS

Classification of Financial Instruments

The Company has classified cash and cash equivalents, accounts receivable and other receivables, and reclamation and other deposits as loans and receivables which are measured at amortized cost.  Accounts payable and accrued liabilities are classified as other liabilities which are measured at amortized cost.  Derivative instruments are classified as fair value through profit and loss and marketable securities are classified as available for sale, both of which are recorded in the balance sheet at fair value.

The carrying values of cash and cash equivalents, reclamation and other deposits, accounts receivable and other receivables, accounts payable and accrued liabilities approximate fair value due to the short periods until settlement.

Fair Value Hierarchy

Financial instruments recognized at fair value on the Balance Sheet must be classified in one of the following three fair value hierarchy levels:

•	Level 1 – measurement based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
•	Level 2 – measurement based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly;
•	Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

The only items recognized at fair value on the Balance Sheets were derivative instruments and marketable securities. The fair value of derivative instruments is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet dates and therefore derivative instruments are classified within Level 2 of the fair value hierarchy. As at December 31, 2011 derivative assets were recorded on the balance sheet for $357 thousand (December 31, 2010 - nil).  The fair value of marketable securities is based on quoted market prices of the instrument at the balance sheet date and therefore are classified within Level 1 of the fair value hierarchy.  As at December 31, 2011 marketable securities totalling $864 thousand were recorded on the balance sheet (December 31, 2010 - $1,129 thousand).

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the board of directors. Management identifies and evaluates the financial risks in co-operation with the Company’s operating units. The board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

a) Price risk

The Company is subject to price risk for fluctuations in the market price of gold. Gold prices are affected by numerous factors beyond the Company’s control, including central bank sales, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities. The Company has elected not to actively manage its exposure to gold price risk at this time. From time to time, the Company may use commodity price contracts to manage its exposure to fluctuations in the price of gold.

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

Aurizon Mines Ltd.	Page 35	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

24.       FINANCIAL INSTRUMENTS (continued)

Financial risk factors (continued)

b)	Interest rate risk

The Company’s cash and cash equivalents bear interest at fixed rates and have maturities as described in Note 5.  The risk of investing cash equivalents into fixed interest rate investments is mitigated by the short terms in which the investments mature.  This way, the Company can adapt its investment strategy in the event of any large fluctuations in the prevailing market rates.

Based on the interest rates in effect on all cash and cash equivalents balances as at December 31, 2011, a decrease in interest rates of 100 basis points, or 1%, would cause a decrease in cash flows totalling $1.8 million (2010: $1.2 million) over the next twelve months.  An increase in interest rates of 100 basis points, or 1%, would cause an increase in cash flows totalling $2.1 million (2010: $1.3 million) over the next twelve months.  The difference between the fluctuation downward and upward is due to the fact that certain cash balances held by the Company earned interest at a rate of less than 1% as at December 31, 2011.

c)	Foreign currency risk

The Company’s revenues are received in United States dollars (USD), and as such, is subject to foreign currency risk which increases or decreases based on the currency exchange rate between the USD and the Canadian dollar.  The Company may, from time to time, enter into short-term currency forward contracts to benefit from a guaranteed exchange rate on certain portions of its revenue.

As at December 31, 2011, the Company is exposed to foreign currency risk with cash held in US dollars of $14,057 (December 31, 2010: US dollars $10,329). Based on the exposure as at December 31, 2011, and assuming all other variables remain constant, an appreciation or depreciation of 10% of the Canadian dollar against the U.S. dollar would result in a gain or loss of $1.4 million in the Company’s profit before income taxes (2010: $1.0 million).

d)	Credit risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument.  Financial instruments that are potentially exposed to credit risk consist of cash and cash equivalents, and accounts receivable.  The Company mitigates credit risk by investing its cash and cash equivalents with Schedule I banks in Canada.  Schedule I banks are domestic banks and are authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation.  As at Dec 31, 2011, approximately 46% of the Company's cash and cash equivalents are held with one financial institution (2010: 69%). The Company considers this to be its only significant credit risk exposure.

The Company sells gold via bullion traders and as such, incurs a credit risk related to a two day collection period between delivery of bullion and receipt of funds.

e)	Liquidity risk management

The Company has established a liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate working capital, obtaining borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

As at December 31, 2011 the Company’s accounts payable and accrued liabilities totalled $25.8 million, all of which fall due for payment within one year of the balance sheet date.

Aurizon Mines Ltd.	Page 36	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

25.           CAPITAL MANAGEMENT

The Company’s capital management objectives are to safeguard its ability to continue as a going concern in order to pursue the operation of its producing property as well as the development of its other mineral properties.  Capital management consists of optimizing the debt and equity balances to maximize returns for stakeholders.

The capital structure of the Company consists of equity components consisting of capital stock, stock based compensation and contributed surplus.  To maintain or adjust the capital structure, the Company may attempt to issue new shares or enter into new debt arrangements.

The Company is currently subject to covenants on the revolving credit facility described in Note 12.

During the year ended December 31, 2011 there has been no change in the overall capital management strategy employed by the Company.

26.           TRANSITION TO IFRS

For all years up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Canadian generally accepted accounting principles (“CGAAP”). These financial statements for the year ended December 31, 2011, are the first annual financial statements prepared by the Company in accordance with IFRS as issued by the IASB.

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the general principal of retrospective restatement. The Company has elected to use the following exemptions:

•
IFRS 2 Share-based payments - The Company has elected to use the transition exemption available to not retrospectively apply the IFRS 2 calculation method to any share options granted after November 7, 2002 and vested before January 1, 2010.

•
The Company has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1. As such, the Company has re-measured the provisions as at January 1, 2010 under IAS 37 Provisions, contingent liabilities and contingent assets, estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose using best estimates of the historical risk-adjusted discount rates, and recalculated the accumulated depreciation, amortization and amortization under IFRS up to the transition date.

•	IAS 23 (R) ‘Borrowing Costs’ – The Company has elected to apply the exemption from full retrospective application.

IFRS transition statements

For comparative purposes, the Company has prepared IFRS transition statement reconciliations from CGAAP to IFRS presented in this note for the opening balance sheet on January 1, 2010, and the year ended December 31, 2010. There were no IFRS transition adjustments that affected the comparative information in the statement of cash flows for the year ended December 31, 2010. The first, second and third quarter IFRS transition statement reconciliations from CGAAP to IFRS for the 2010 comparatives were presented in each of the respective quarterly financial statements filed throughout 2011.

Following these statements are explanatory notes to the principal adjustments made by the Company in restating its previous CGAAP statements into IFRS.

Aurizon Mines Ltd.	Page 37	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

26.           TRANSITION TO IFRS (Continued)

Transition to IFRS – Reconciliation of Balance Sheet as at January 1, 2010

(Expressed in thousands of Canadian dollars)	Note	Previous CGAAP	IFRS Reclassification	IFRS Adjustment	IFRS
ASSETS
Current assets
Cash and cash equivalents		$ 113,098	$ -	$ -	$ 113,098
Inventories		11,897	-	-	11,897
Accounts receivable and prepaid expenses		4,825	-	-	4,825
Derivative instrument assets		5,274	-	-	5,274
Tax credits receivable		2,587	-	-	2,587
Total current assets		137,681	-	-	137,681

Non-current assets
Property, plant and equipment	ii, vi	53,691	115,008	(4,723)	163,976
Mineral properties	vi	117,370	(115,008)	-	2,362
Other assets		14,551	-	-	14,551
Total non-current assets		185,612	-	(4,723)	180,889
TOTAL ASSETS		$ 323,293	$ -	($ 4,723)	$ 318,570

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities		$ 16,451	$ -	$ -	$ 16,451
Derivative instrument liabilities		13,885	-	-	13,885
Current portion of long-term obligations		652	-	-	652
Current provincial resource taxes payable	vii	3,752	(3,752)	-	-
Current tax liabilities	vii	-	3,752	-	3,752
Current portion of future income and resource tax liability	iii	1,275	(1,275)	-	-
Total current liabilities		36,015	(1,275)	-	34,740

Non-current liabilities
Long-term obligations		705	-	-	705
Asset retirement obligation	vii	21,816	(21,816)	-	-
Provisions	ii	-	21,816	1,439	23,255
Future income and resource tax liabilities	iii	29,120	(29,120)	-	-
Deferred tax liabilities	iii	-	30,395	(2,245)	28,150
Total non-current liabilities		51,641	1,275	(806)	52,110
Total liabilities		87,656	-	(806)	86,850

Shareholders’ equity
Issued capital	iv, v	247,365	6,509	-	253,874
Contributed surplus		979	-	-	979
Stock-based compensation	i	10,178	-	336	10,514
Deficit	i, ii, iii, iv, v	(22,885)	(6,509)	(4,253)	(33,647)
Total shareholders’ equity		235,637	-	(3,917)	231,720
TOTAL LIABILITIES AND EQUITY		$ 323,293	$ -	($ 4,723)	$ 318,570

Aurizon Mines Ltd.	Page 38	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

26.           TRANSITION TO IFRS (Continued)

Transition to IFRS – Reconciliation of Balance Sheet as at December 31, 2010

(Expressed in thousands of Canadian dollars)	Note	Previous CGAAP	IFRS Reclassification	IFRS Adjustment	IFRS
ASSETS
Current assets
Cash and cash equivalents		$ 139,341	$ -	$ -	$ 139,341
Marketable securities		1,129	-	-	1,129
Inventories		12,085	-	-	12,085
Accounts receivable and prepaid expenses		7,258	-	-	7,258
Derivative instrument assets		-	-	-	-
Tax credits receivable		12,398	-	-	12,398
Total current assets		172,211	-	-	172,211

Non-current assets
Property, plant and equipment	ii, vi	40,841	115,314	(4,142)	152,012
Mineral properties	vi	119,534	(115,314)	-	4,220
Other assets		8,100	-	-	8,100
Total non-current assets		168,475	-	(4,142)	164,332
TOTAL ASSETS		$ 340,686	$ -	$ (4,142)	$ 336,543

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities		$ 18,905	$ -	$ -	$ 18,905
Derivative instrument liabilities		-	-	-	-
Current portion of long-term obligations		756	-	-	756
Current provincial resource taxes payable		-	-	-	-
Current tax liabilities		-	-	-	-
Current portion of future income and resource tax liability	iii	3,389	(3,389)	-	-
Total current liabilities		23,050	(3,389)	-	19,661

Non-current liabilities
Long-term obligations		-	-	-	-
Asset retirement obligation	ii	11,532	(11,532)	-	-
Provisions	ii	-	11,532	1,582	13,114
Future income and resource tax liabilities	iii	34,488	(34,488)	-	-
Deferred tax liabilities	iii	-	37,877	(2,499)	35,378
Total non-current liabilities		46,020	3,389	(917)	48,492
Total liabilities		69,069	-	(917)	68,153

Shareholders’ equity
Issued capital	iv, v	263,168	6,509	-	269,677
Contributed surplus		1,022	-	-	1,022
Stock-based compensation	i	13,800	-	(81)	13,719
Accumulated OCI		379	-	-	379
Deficit	i, ii, iii, iv, v	(6,752)	(6,509)	(3,145)	(16,407)
Total shareholders’ equity		271,617	-	(3,226)	268,390

TOTAL LIABILITIES AND EQUITY		$ 340,686	$ -	($ 4,142)	$ 336,543

Aurizon Mines Ltd.	Page 39	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

26.           TRANSITION TO IFRS (Continued)

Transition to IFRS – Reconciliation of Statement of Comprehensive Income
For the year ended December 31, 2010

(Expressed in thousands of Canadian dollars unless otherwise stated)	Note	Previous GAAP	IFRS Reclassifications	IFRS Adjustments	IFRS

Revenue		$ 178,743	$ -	$ -	$ 178,743
Costs of sales	vii	-	(112,873)	150	(112,723)
Gross profit		178,743	(112,873)	150	66,020

Less:
Operating	vii	78,663	(78,663)	-	-
Depreciation, amortization and accretion	vii	35,434	(35,434)	-	-
Other income	vii	-	-	-	-
Exploration	vii	15,643	-	-	15,643
General and administration costs	i, vii	17,177	188	(415)	16,950
Loss on derivative financial instruments	vii	4,402	(4,402)	-	-
Foreign exchange gain/loss	vii	(1,541)	1,541	-	-
Capital taxes	vii	(343)	343	-	-
Non-refundable tax credits	vii	-	-	-	-
Other gains or losses (net)	vii	(991)	(1,166)	-	(2,157)
Net operating income before finance and taxation		30,299	(4,719)	565	35,584

Add:
Finance income	vii	-	719	-	719
Finance costs	ii, vii	-	(5,438)	286	(5,152)
Net income before income tax		30,299	-	851	31,151

Current provincial resource taxes	vii	(6,684)	6,684	-	-
Future provincial resource taxes	vii	(7,482)	7,482	-	-
Future income taxes	vii	-	-	-	-
Income tax expense	vii	-	(14,166)	256	(13,911)
NET INCOME FOR THE YEAR		$ 16,133	$ -	$ 1,107	$ 17,240

Other comprehensive Income
Unrealized gain on marketable securities		379	-	-	379
NET COMPREHENSIVE INCOME FOR THE YEAR		$ 16,512	$ -	$ 1,107	$ 17,619

Aurizon Mines Ltd.	Page 40	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

26.           TRANSITION TO IFRS (Continued)

Restatement Notes

(i)	IFRS 2 adjustment

Share options issued by the Company have a specific vesting schedule which is treated differently under IFRS compared to Canadian GAAP.  The Company has reviewed the Canadian GAAP share-based compensation calculation methods and adjusted the methods to take into account the required IFRS compliant changes. The Company has also elected to use the transition exemption available under IFRS 1 to not retrospectively apply the new calculation method to any share option tranche that was granted after November 7, 2002 and which vested before January 1, 2010.

(ii)	Asset retirement obligation (“ARO”) adjustment

Canadian GAAP calculates ARO using current credit-adjusted, risk-free rates for upward adjustments, and the original credit-adjusted, risk free rate for downward revisions. The original liability was not adjusted for changes in current discount rates. IFRS however, calculates ARO using a current pre-tax discount rate, (which reflects current market assessment of the time value of money and the risk specific to liability) and is revised every reporting year to reflect changes in assumptions or discount rates.

To calculate the ARO liability and long-lived asset under IFRS, the Company has elected to apply the exemption available from full retrospective application as allowed under IFRS 1. As such, the Company has re-measured the rehabilitation liability as at January 1, 2010 and subsequent change in obligations under IAS 37 Provisions, contingent liabilities and contingent assets, estimating the amount to be included in the related asset by discounting the liability to the date of first disturbance in which the liability arose, using best estimates of the historical risk-free discount rates, and recalculating the accumulated depreciation and amortization under IFRS.

In addition, under Canadian GAAP, the unwinding of the discount was presented within the depreciation and amortization expense, and has now been reclassified to finance costs as required under IFRS.

(iii)	Deferred tax

Under Canadian GAAP, deferred taxation assets were classified between current and non-current based on the classification of the underlying asset and liabilities that gave rise to the differences. IAS 12 Income taxes requires that all deferred taxation amounts be classified as non-current.

Deferred taxes have also been adjusted for the changes to accounting base values arising as a result of the adjustments for first time adoption of IFRS.

(iv)	Flow-through shares

Flow-through shares are a unique Canadian income tax incentive which were subject to specific guidance under Canadian GAAP and US GAAP; however, there is no equivalent IFRS guidance. In the absence of specific guidance, the Company has adopted the approach to account for flow-through shares such that amounts resulting from the renunciation of flow-through expenditures will no longer be reflected as a reduction of share capital.

(v)	Share issuance costs

Under IFRS, any private placements undertaken require the amount credited to share capital to be the net amount of cash that has been raised, plus the value of any tax benefit. The Company has reviewed all prior private placements, share issuance costs and effective annual tax rates, and calculated an IFRS adjustment for the value of the tax benefit previously recorded to deficit under Canadian GAAP.

Aurizon Mines Ltd.	Page 41	2011 Annual Financial Statements

Aurizon Mines Ltd.
Notes to Financial Statements
For the year ended December 31, 2011
(Expressed in thousands of Canadian dollars, unless otherwise stated)

26.           TRANSITION TO IFRS (Continued)

Restatement notes (continued)

(vi) Property, plant and equipment

Upon transition to IFRS, producing mineral properties are now presented in property, plant and equipment in accordance with IAS 16 Property, plant and equipment. Exploration and evaluation assets continue to be classified as mineral properties as per the requirements of IFRS 6 Exploration for and evaluation of mineral resources.

(vii) Presentation changes

The transition to IFRS resulted in numerous financial statement presentation changes (‘reclassifications’), most noticeably on the statement of comprehensive income when compared to the previous Canadian GAAP statement of earnings. These reclassifications have been identified in the reconciliations contained within this note and have no impact on the final equity position of the Company. To help our shareholders understand these presentation changes easily we have provided an additional analysis below:

•
Expenses by function – the statement of comprehensive income now presents expenses by function. Accordingly, depreciation and amortization is no longer presented as a separate line item but is included in cost of sales;

•	Cost of sales – is presented above the line with revenue to show a gross profit for operations;
•
Other losses (gains) – includes items the Company considers part of the operations of our business such as loss (gain) on sale of property, plant and equipment, foreign exchange gains, capital taxes and royalty income;

•	Finance income – as required by IFRS, includes interest received from investments and is now presented after operating profit;
•	Finance expenses – as required by IFRS, includes accretion, amortization of deferred finance costs, and finance charges;
•	Other derivative gains - realized and non-cash derivative gains and losses are now presented after operating profit;
•	Income tax expense – is now presented as one line item. Disclosure of the individual components is included in note 17.

Aurizon Mines Ltd.	Page 42	2011 Annual Financial Statements